14041437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 28 2014
Washington DC
404

SEC FILE NUMBER
8- 68771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Locust Walk Securities, LLC

OFFICIAL USE ONLY
156174
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 Woodbine Circle
(No. and Street)

Needham (City) MA (State) 02494 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Geoffrey Meyerson (610) 909-6105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edelstein & Company LLP
(Name – *if individual, state last, first, middle name*)

160 Federal Street, 9th Floor (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/29/14
8/28/14

OATH OR AFFIRMATION

I, Geoffrey Meyerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Locust Walk Securities, LLC, as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

JANICE FORBUSH CONLON
Notary Public
Commonwealth of Massachusetts
My Commission Expires
September 11, 2020

[signature]
Signature

Member
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOCUST WALK SECURITIES, LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
JUNE 30, 2014

LOCUST WALK SECURITIES, LLC

CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Statements:

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6-9

Supplementary Schedule:

Schedule I - Computation of Net Capital, Aggregate Indebtedness, and Basic Net Capital Requirement Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 10

Supplementary Reports:

Exemption Report Pursuant to Rule 15c3-3 of the Securities and Exchange Commission 11

Review Report of Independent Registered Public Accounting Firm 12

edelstein
EDELSTEIN & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS
160 Federal Street, 9th Floor
Boston, MA 02110
Tel: 617-227-6161
Fax: 617-589-0530
www.edelsteincpa.com
A Member of AGN International, Ltd.

Report of Independent Registered Public Accounting Firm

To the Sole Member of
Locust Walk Securities, LLC

We have audited the accompanying statement of financial condition of Locust Walk Securities, LLC as of June 30, 2014, and the related statements of operations, changes in member's equity, and cash flows, for the year then ended. These financial statements are the responsibility of Locust Walk Securities, LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Locust Walk Securities, LLC as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I - Computation of Net Capital, Aggregate Indebtedness, and Basic Net Capital Requirement Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of Locust Walk Securities, LLC's financial statements. Schedule I is the responsibility of Locust Walk Securities, LLC's management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edelstein & Company LLP

Boston, Massachusetts
August 21, 2014

LOCUST WALK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2014

ASSETS

Cash	$	45,552
Securities owned, at fair value (cost $30,871)		32,850
Prepaid expenses		14,670
	$	93,072

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	52
Member's equity		93,020
	$	93,072

The accompanying notes are an integral part of these financial statements.

LOCUST WALK SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2014

Revenues:		
Success fee	$	30,871
Unrealized gain on owned securities		1,979
		32,850
Expenses:		
Professional fees		14,613
Insurance		12,948
Regulatory fees		2,740
Administration		1,200
Technology		717
Travel		590
Office		306
State franchise taxes		250
State fees		175
		33,539
Net loss	$	(689)

The accompanying notes are an integral part of these financial statements.

LOCUST WALK SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2014

Balance at July 1, 2013	$ 93,709
Net loss	(689)
Balance at June 30, 2014	$ 93,020

The accompanying notes are an integral part of these financial statements.

LOCUST WALK SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2014

Cash flows used in operating activities:	
Net loss	$ (689)
Adjustments to reconcile net loss to net cash used in operating activities:	
Non-cash revenue	(30,871)
Net change in unrealized gain on securites owned	(1,979)
Changes in operating assets and liabilities:	
Increase in prepaid expenses	(1,915)
Decrease in accounts payable	(2,224)
Total adjustments	(36,989)
Net cash used in operating activities	(37,678)
Cash at beginning of the year	83,230
Cash at end of the year	$ 45,552

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

LOCUST WALK SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Locust Walk Securities, LLC (the "Company") was organized in the state of Delaware on December 14, 2010 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides advisory services including merger and acquisition, restructuring, valuation, and capital raising services for clients.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include valuing securities received on the date the success fee is earned and valuing securities held at each reporting period.

Revenue Recognition:

The Company along with Locust Walk Partners, LLC, a related party, typically enters into contracts with clients that provides for certain services including success fees to be paid out once the merger, acquisition, sale, restructuring, or financing (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Some contracts provide that the success fee will be paid in securities. The Company recognizes success fees when the transaction is successfully completed and the fee is fixed and determinable. Success fees received in securities in lieu of cash are recorded at the fair value of such securities received on the date all of the revenue criteria is met. For the year ended June 30, 2014, the Company recorded revenue of $30,871 representing the value of securities received for success fees earned.

Income Taxes:

Taxable income (or loss) is passed through to the sole member of the Company, and not taxed at the Company level. Thus there is no provision or liability for income taxes in these financial statements.

The Company provides for liability on tax positions where it is considered more likely than not that the position would be denied upon examination. Management performed an evaluation of tax positions taken on filed returns for open years and positions expected to be taken in filings for the current year. Management is of the opinion that such returns do not contain any material positions that are unlikely to be sustained, and therefore no accrual for uncertain tax positions has been made. Returns for years beginning with those filed for the year ended June 30, 2011, are open to examination.

3. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At June 30, 2014, the Company had net capital of $45,500 which was $40,500 in excess of its required net capital of $5,000. The Company's net capital ratio was .001 to 1.

4. SECURITIES OWNED AND FAIR VALUE MEASUREMENTS:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

4. SECURITIES OWNED AND FAIR VALUE MEASUREMENTS - continued

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 3 inputs.

The Company's owned securities that are reported at fair value in the accompanying statement of financial position as of June 30, 2014 are as follows:

	Level 1	Level 2	Level 3	Total
Common stock	$ -	$ -	$ 32,562	$ 32,562
Warrants on common stock	-	-	288	288
Total	$ -	$ -	$ 32,850	$ 32,850

There were no transfers between level 1 and level 2 during the year.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended June 30, 2014:

	Beginning Balance	Securities received from Success Fees Earned	Unrealized Gain Related to Assets Held at Year End	Ending Balance
ASSETS				
Common stock	$ -	$ 30,871	$ 1,691	$ 32,562
Warrants on common stock	-	-	288	288
Total	$ -	$ 30,871	$ 1,979	$ 32,850

The common stock held as June 30, 2014 is restricted stock which is not fully transferable until certain conditions are met. Management determined the fair value of the common stock based on the quoted price of freely tradable common stock of the issuer trading in its active market less a 50% transaction discount due to the restriction. The transaction discount was based on management's review of empirical third party studies on discounts taken on restricted stock, the relative number of shares owned, and the volume of trading activity on the freely tradable common stock of the issuer. A higher or lower transaction discount would result in a lower or higher fair value measurement.

The warrants held as of June 30. 2014 were valued using the Black-Scholes option-pricing model. The value used for the underlying common stock, which is restricted, was based on the quoted price of freely tradable common stock of the issuer trading in its active market less a 50% transaction discount due to the restriction. Management assumed no volatility due in the Black-Scholes option-pricing model due to the restricted nature of the underlying common stock. If a significant higher volatility amount had been used or a different transaction discount, it would not have a significant impact on the value of the warrants.

5. CONCENTRATIONS OF CREDIT RISK

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

6. RELATED PARTY

The Company is under common control with Locust Walk Partners, LLC. The managing director of the Company is also a managing director and owner of Locust Walk Partners. Additionally, the contracted consultant who provides certain accounting and administrative services to the Company is a relative of the managing director of the Company. The Company paid such related party $1,200 for services provided for the year ended June 30, 2014.

7. COMMITMENTS AND CONTINGENCIES

LITIGATION:

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings.

COMMITMENTS:

The Company is under contract to pay Karen Gendron FINOP, LLC a monthly fee of $800 for FINOP Services. The agreement can be terminated at any time by either party upon thirty (30) days written notice.

8. SIPC RECONCILIATION REQUIREMENT

SEC Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file a supplemental SIPC report. The Company is exempt from filing the supplemental report under SEC Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue for the year ended June 30, 2014.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events August 21, 2014, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

LOCUST WALK SECURITIES, LLC
SUPPLEMENTARY SCHEDULE
JUNE 30, 2014

SCHEDULE I

LOCUST WALK SECURITIES, LLC

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND BASIC NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2014

Aggregate Indebtedness		
Accounts payable and accrued expenses		$ 52
Total Member's Equity		$ 93,020
Adjustments to Net Capital		
Securities owned, at fair value	(32,850)	
Other assets	(14,670)	
Total Adjustments to Net Capital		(47,520)
Net Capital, as defined		$ 45,500
Net Capital Requirement		$ 5,000
Net Capital In Excess of Requirement		$ 40,500
Ratio Of Aggregate Indebtedness To Net Capital		.001 to 1
Reconciliation with the Company's computation of net capital:		
Net capital as reported in the Company's Part IIA (unaudited)		
Focus Report		$ 45,500
Net audit adjustments		-
Increase in non-allowables and haircuts		-
Net capital per above		$ 45,500

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of June 30, 2014.

LOCUST WALK SECURITIES, LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2014

Locust Walk Securities, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended June 30, 2014 without exception.

Signature:______________________________
Geoffrey Meyerson, Managing Member

JANICE FORBUSH CONLON
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires
September 11, 2020

edelstein
EDELSTEIN & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS
160 Federal Street, 9th Floor Boston, MA 02110
Tel: 617-227-6161 Fax: 617-589-0530
www.edelsteincpa.com A Member of AGN International, Ltd.

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Locust Walk Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Locust Walk Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) Locust Walk Securities, LLC stated that Locust Walk Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Locust Walk Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Locust Walk Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edelstein & Company LLP

Boston, Massachusetts
August 21, 2014